ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
OF
TEKMIRA PHARMACEUTICALS CORPORATION
(THE “COMPANY”) HELD ON JUNE 20, 2012

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations (Section 11.3)

The following matters were put to a vote by a show of hands at the annual and special meeting of the Company:

Outcome of Vote
1. The election of the following nominees as directors of the Company for the ensuing year or until their successors are elected or appointed:	Carried
Michael Abrams Kenneth Galbraith Don Jewell Frank Karbe Daniel Kisner Mark J. Murray
2. The appointment of KPMG LLP as auditor of the Company for the ensuing year.	Carried
3.  Resolution of shareholders of the Company approving the amendment to the Company’s omnibus share compensation plan to increase from 1,643,144 to 2,193,870 common shares in respect of which awards may be granted thereunder.
Carried

DATED the 22nd day of June, 2012.

TEKMIRA PHARMACEUTICALS CORPORATION

By:          /s/ R. Hector MacKay-Dunn
R. Hector MacKay-Dunn, Q.C.
Corporate Secretary